UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 5 )*

                        PS Business Parks, Inc.
             (formerly Public Storage Properties XI, Inc.)
                           (Name of Issuer)

                             Common Stock
                   (formerly Common Stock Series A)
                    (Title of Class of Securities)

                             69360J 10 7
                            (CUSIP Number)

             David Goldberg, 701 Western Avenue, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           March 17, 1998
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 69360J 10 7

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS Texas Holdings, Ltd.

   2    Check the Appropriate Box if a Member of a Group*
                                                         a. [ ]
                                                         b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6    Citizenship or Place of Organization
             Texas

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7    Sole Voting Power
                       266,706

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       266,706

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             266,706

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares* [ ]

   13   Percent of Class Represented by Amount in Row (11)
             1.9%

   14   Type of Reporting Person*
             PN

   CUSIP No. 69360J 10 7

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS GPT Properties, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                                         a. [ ]
                                                         b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7    Sole Voting Power
                       N/A

                  8    Shared Voting Power
                       266,706 (see footnote 1 below)

                  9    Sole Dispositive Power
                       N/A

                  10   Shared Dispositive Power
                       266,706 (see footnote 1 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             266,706 (see footnote 1 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares* [ ]

   13   Percent of Class Represented by Amount in Row (11)
             1.9%

   14   Type of Reporting Person*
             CO

   (1) Includes 266,706 shares held of record by PS Texas Holdings, Ltd.

   CUSIP No. 69360J 10 7

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                                         a. [ ]
                                                         b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC, OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7    Sole Voting Power
                       4,647,722

                  8    Shared Voting Power
                       266,706 (see footnote 1 below)

                  9    Sole Dispositive Power
                       4,533,367

                  10   Shared Dispositive Power
                       266,706 (see footnote 1 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             4,914,428 (see footnote 1 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares* [ ]

   13   Percent of Class Represented by Amount in Row (11)
             35.1%

   14   Type of Reporting Person*
             CO

   (1) Includes 266,706 shares held of record by PS Texas Holdings, Ltd.

         This Amendment No. 5 to Statement on Schedule 13D amends and restates the Statement on Schedule 13D dated November 16, 1995, as amended and restated by Amendment No. 1 dated January 12, 1996 and Amendment No. 2 dated April 16, 1996 and amended by Amendment No. 3 dated June 17, 1996 and Amendment No. 4 dated August 18, 1997.

Item 1.  Security and Issuer

         This Amendment No. 5 to Statement on Schedule 13D relates to the Common Stock, formerly known as Common Stock Series A, par value $.01 per share (the "Shares") of PS Business Parks, Inc., a California corporation formerly known as Public Storage Properties XI, Inc. (the "Issuer").

         The address of the principal executive office of the Issuer is 701 Western Avenue, Glendale, California 91201-2397.

Item 2.  Identity and Background

         This Amendment No. 5 to Statement on Schedule 13D is being filed by PS Texas Holdings, Ltd. ("PS Texas"), PS GPT Properties, Inc. ("PS GPT") and Public Storage, Inc. ("PSI") (collectively, the "Reporting Persons") pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

         PS Texas is a Texas limited partnership. Its principal business activity is the acquisition, ownership, operation and management of self-storage facilities. The principal address of PS Texas is 701 Western Avenue, Glendale, California 91201-2397. The sole general partner of PS Texas is PS GPT.

         PS GPT is a California corporation and a wholly-owned subsidiary of PSI. Its principal business activity is to act as the general partner of PS Texas. The principal address of PS GPT is 701 Western Avenue, Glendale, California 91201-2397.

         PSI is a fully integrated, self-advised and self-managed real estate investment trust ("REIT") which is engaged primarily in the development, construction, acquisition, ownership, operation, management and leasing of mini-warehouses. The address of PSI's principal executive office is 701 Western Avenue, Glendale, California 91201-2397.

         Information regarding the identity and background of PSI's directors and executive officers is set forth in Appendix A attached to this Statement on
Schedule 13D. To the knowledge of PSI, all of its directors and executive officers are citizens of the United States except Uri P.
Harkham, who is a citizen of Australia.

         During the last five years, neither the Reporting Persons nor, to their knowledge, any director, executive officer, or controlling person of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On March 17, 1998, American Office Park Properties, Inc. ("AOPP") merged into the Issuer (the "Merger"). In connection with the Merger, (i) of the 1,819,937 outstanding shares of the Issuer's Common Stock Series A, based upon elections made by the shareholders, 106,155 shares were converted into $2,176,177.50 in cash (at the rate of $20.50 per share) and 1,713,782 shares continue to be owned by the shareholders, (ii) of the 707,071 shares of the Issuer's Common Stock Series B and Common Stock Series C, 47,824 shares of Common Stock Series C were cancelled prior to the Merger, and 659,247 shares of Common Stock Series B and C were converted into 569,656 shares of the Issuer's Common Stock Series A (at the rate of 0.8641 shares of Common Stock Series A per share of Common Stock Series B and C), (iii) 11,737,527 shares of the Issuer's Common Stock Series A were issued to the holders of AOPP common stock (at the rate of 1.18 shares of the Issuer's Common Stock Series A per share of AOPP common stock, (iv) the Issuer changed its name from Public Storage Properties XI, Inc. to PS Business Parks, Inc., (v) the Issuer's Common Stock Series A was reconstituted as Common Stock and (vi) the Issuer became the general partner of American Office Park Properties, L.P., a California limited partnership (the "Operating Partnership"), which changed its name to PS Business Parks, L.P. Concurrently with the Merger, the Issuer exchanged 13 predominantly mini-warehouse properties for 11 commercial properties owned by PSI.

         As of March 17, 1998, PS Texas owned a total of 266,706 Shares. These Shares were acquired in the Merger in exchange for the surrender of 226,022.20 shares of AOPP common stock.

         As of March 17, 1998, PS GPT did not own any Shares, exclusive of the Shares owned by PS Texas.

         As of March 17, 1998, PSI owned a total of 4,533,367 Shares (exclusive of Shares owned by PS Texas and 114,355 Shares which PSI has a right to acquire from B. Wayne Hughes, as described under Item 6 below). These Shares were acquired as follows: (i) 141,188 Shares were acquired in connection with the merger of Public Storage Management, Inc. into PSI, (ii) 82,100 Shares were purchased for an aggregate cost (including commissions) of approximately $1,467,661, with funds obtained from PSI's working capital, (iii) 3,854,354 Shares were acquired in the Merger in exchange for the surrender of 3,266,401.73 shares of AOPP common stock and (iv) 455,725 Shares were acquired in the Merger in exchange for the surrender of 147,562.4 shares of the Issuer's Common Stock Series B and 379,835.4 shares of the Issuer's Common Stock Series C (38,259 shares of Common Stock Series C owned by PSI were cancelled prior to the Merger).

Item 4.  Purpose of Transaction

         A description of the Merger is set forth under Item 3 above. For further information regarding the Merger, see the Registration Statement on Form S-4 (No. 333-45405) filed by the Issuer with the Securities and Exchange Commission (the "Form S-4"), which is incorporated herein by this reference.

         The Reporting Persons currently intend to hold their Shares for investment. The Reporting Persons may, at some future time, depending on the Issuer's business prospects, other developments concerning the Issuer, market and economic conditions, and other factors, acquire additional Shares or other securities of the Issuer (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the Shares which the Reporting Persons now own or hereafter may acquire.

Item 5.  Interest in Securities of the Issuer

         As of March 17, 1998, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite its name. Such Shares constitute approximately 35.1%, in the aggregate, of the total number of Shares outstanding on March 17, 1998 of 14,020,965.

                                                       Approximate % of
Reporting Person               No. of Shares          Shares Outstanding
----------------               -------------          ------------------

PS Texas                           266,706                 1.9%
PS GPT                                  --<F1>              --
PSI                              4,647,722<F2>            33.1%
                                 ---------                ----
   Total                         4,914,428                35.1%

         <F1> Excludes 266,706 Shares held of record by PS Texas as to which PS
GPT shares voting and dispositive power.

         <F2> Includes (i) 4,533,367 Shares as to which PSI has sole voting and dispositive power and (ii) 114,355 Shares which PSI has an option to acquire (together with other securities) from B. Wayne Hughes as trustee of the B.W. Hughes Living Trust and as to which PSI has sole voting power (pursuant to an irrevocable proxy) and no dispositive power. Excludes 266,706 Shares held of record by PS Texas as to which PSI shares voting and dispositive power.

         During the 60-day period ended March 17, 1998, the Reporting Persons engaged in the following acquisitions of Shares:

                   Transaction   No. of Shares    Type of      Price Per
Reporting Person      Date         Acquired      Transaction     Share
----------------   -----------   -------------   -----------   ---------

PS Texas             3/17/98        266,706        <F1>         <F1>
PSI                  3/17/98      3,854,354        <F2>         <F2>
                     3/17/98        455,725        <F3>         <F3>
------------

         <F1> Pursuant to the Merger, PS Texas acquired 266,706 Shares in exchange for the surrender of 226,022.20 shares of AOPP common stock.

         <F2> Pursuant to the Merger, PSI acquired 3,854,354 Shares in exchange for the surrender of 3,266,401.73 shares of AOPP common stock.

         <F3> Pursuant to the Merger, PSI acquired 455,725 Shares in exchange for the surrender of 147,562.4 shares of the Issuer's Common Stock Series B and 379,835.4 shares of the Issuer's Common Stock Series C.

         The number of Shares beneficially owned by each of the directors and executive officers of PSI is set forth on Appendix A attached to this Statement on Schedule 13D. Unless otherwise indicated, each director and executive officer has the sole power to vote and the sole power to dispose of his or her Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In connection with the merger of Public Storage Management, Inc. into PSI on November 16, 1995, B. Wayne Hughes as trustee of the B.W. Hughes Living Trust ("Hughes") granted to PSI an option to acquire various securities and other interests owned by him, which prior to the Merger included 424 shares of the Issuer's Common Stock Series A, 36,890.6 shares of the Issuer's Common Stock Series B, and 104,523.6 shares of the Issuer's Common Stock Series C and subsequent to the Merger includes (after cancellation of 9,565 shares of Common Stock Series C and conversion of 131,849.2 shares of Common Stock Series B and C into 113,931 Shares) 114,355 Shares (the "Option"). The Option expires on November 16, 1998, and is exercisable for all (but not part) of the interests subject to the Option. The exercise price of the Option is $65,000,000 (subject to adjustment under certain circumstances) and is payable in shares of common stock of PSI valued at the higher of (i) $16 per share or (ii) a stock price necessary to cause the acquisition to be non-dilutive based on PSI's funds from operations per share of common stock (calculated in accordance with the agreement evidencing the Option) for the four consecutive quarters preceding the exercise of the Option. Hughes has agreed not to dispose of any interests subject to the Option during the term of the Option. PSI holds an irrevocable proxy to vote the securities subject to the Option.

         Pursuant to the terms of an Agreement among Shareholders and Company, as amended (referenced under Item 7, Exhibits 4 and 5), after the Merger, the Board of Directors of the Issuer consists of seven members: two nominees of PSI and five independent directors mutually acceptable to PSI and Acquiport Two Corporation ("Acquiport"). PSI and Acquiport have agreed to vote their respective Shares of the Issuer to support such nominees to the Board. This voting agreement expires at the later of the following dates: (i) when PSI's interest in the Issuer or Acquiport's interest in the Issuer is less than 20%, assuming conversion of all limited partnership interests in the Operating Partnership into Shares of the Issuer or (ii) December 24, 2001.

         PSI holds 3,373,085 units of limited partnership interest in the Operating Partnership ("Units"), PS Texas holds 92,598 Units and other partnerships of which PSI is a general partner own an aggregate of 3,839,673 Units. Pursuant to the terms of the Operating Partnership's Agreement of Limited Partnership, Units are redeemable for cash, or at the election of the Issuer, for Shares of the Issuer on a one-for-one basis.

         Except as disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 -    Joint Filing Agreement - filed herewith.

Exhibit 2 -    Amended and Restated Agreement and Plan of Reorganization dated as of December 17, 1997 among the Issuer, American Office Park
               Properties, Inc. and PSI (incorporated by reference from the Form
               S-4).

Exhibit 3 -    Option Agreement dated as of November 16, 1995, by and between
               PSI and B. Wayne Hughes (incorporated by reference from Exhibit 3 to Amendment No. 1 to Schedule 13D filed by B. Wayne Hughes relating to the beneficial ownership of securities issued by Public Storage Properties IX, Inc.)

Exhibit 4 -    Agreement Among Shareholders and Company dated as of December 23,
               1997 among Acquiport Two Corporation, American Office Park
               Properties, Inc., American Office Park Properties, L.P. and PSI
               (incorporated by reference from Exhibit 10.10 to the Form S-4).

Exhibit 5 -    Amendment to Agreement Among Shareholders and Company dated as of
               January 21, 1998 among Acquiport Two Corporation, American Office
               Park Properties, Inc., American Office Park Properties, L.P. and
               PSI (incorporated by reference from Exhibit 10.11 to the Form
               S-4).

Exhibit 6 -    Second Amended and Restated Agreement of Limited Partnership of
               the Operating Partnership (incorporated by reference from Exhibit
               10.8 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1997).

                                     SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1998              PS TEXAS HOLDINGS, LTD.

                                    By: PS GPT Properties, Inc.,
                                        general partner


                                        By: /s/ SARAH HASS
                                            -------------------------
                                            Sarah Hass
                                            Vice President

                                    PS GPT PROPERTIES, INC.


                                    By:  /s/ SARAH HASS
                                        -------------------------
                                        Sarah Hass
                                        Vice President


                                    PUBLIC STORAGE, INC.


                                    By:  /s/ SARAH HASS
                                        -------------------------
                                        Sarah Hass
                                        Vice President

                                   Appendix A

                                                                   No. of Shares
                                                                   Beneficially
Name                           Title                               Owned
----                           -----                               -------------

B. Wayne Hughes                Chairman of the Board and
                               Chief Executive Officer               114,355*

Harvey Lenkin                  President                               4,055**

B. Wayne Hughes, Jr.           Vice President and Director               -0-

John Reyes                     Senior Vice President and
                               Chief Financial Officer                 8,820

Carl B. Phelps                 Senior Vice President                     -0-

Marvin M. Lotz                 Senior Vice President                      60

David Goldberg                 Senior Vice President and
                               General Counsel                         4,256

A. Timothy Scott               Senior Vice President and
                               Tax Counsel                             1,658

Obren B. Gerich                Senior Vice President                      60

David P. Singelyn              Vice President and Treasurer            1,658

Sarah Hass                     Vice President and Secretary            1,658

Robert J. Abernethy            Director                                  -0-

Dann V. Angeloff               Director                               36,000

William C. Baker               Director                                  -0-

Thomas J. Barrack, Jr.         Director                                  -0-

Uri P. Harkham                 Director                                2,000

---------------

 * PSI has the sole power to vote these shares.

** Includes 3,995 Shares which represents vested portion of Shares subject to an option under the 1997 Stock Option and Incentive Plan which was assumed by the Issuer in the Merger.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Amendment No. 5 to Statement on Schedule 13D (including amendments thereto) with respect to the common stock of PS Business Parks, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 26th day of March, 1998.

                                            PS TEXAS HOLDINGS, LTD.

                                            By: PS GPT Properties, Inc.,
                                                general partner

                                                By:  /s/ SARAH HASS
                                                    --------------------------
                                                    Sarah Hass, Vice President


                                            PS GPT PROPERTIES, INC.


                                            By:  /s/ SARAH HASS
                                                ------------------------------
                                                Sarah Hass, Vice President


                                            PUBLIC STORAGE, INC.


                                            By:  /s/ SARAH HASS
                                                ------------------------------
                                                Sarah Hass, Vice President